UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited (“Brooge Energy” or “Company”). The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the loss of any end-users; (2) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (3) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with other growth and expansion projects; (4) the timing of any restatement of the affected financial statements, the impact of such restatement on the financing agreements to which the Company and its subsidiaries are party and other material agreements, and the extent of any weaknesses in the Company’s internal control over financial reporting; and (5) the other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission (“SEC”), including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Non-Reliance on Previously Issued Financial Statements

On August 12, 2022, the Audit Committee of the Board of Directors of Brooge Energy (the “Audit Committee”), in consultation with the Company’s management (“Management”), concluded that Brooge Energy’s previously issued audited consolidated financial statements as of and for the periods ending December 31, 2020, 2019, and 2018, and the previously issued unaudited financial statements for interim periods therein and the six months ended June 30, 2021, which were included in (i) Brooge Energy’s Annual Report on Form 20-F filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021, (ii) Brooge Energy’s Registration Statement on Form F-1 filed with the SEC on August 17, 2020, as amended by the post-effective Amendment No. 1 filed with the SEC on February 4, 2021, and further amended by the post-effective Amendment No. 2 to Form F-1 on Form F-3 filed with the SEC on April 15, 2021, (iii) Brooge Energy’s Registration Statement on Form F-4, filed with the SEC on September 27, 2019, as subsequently amended thereafter, (iv) Brooge Energy’s Report on Form 6-K filed with the SEC on September 13, 2021, and (v) Brooge Energy’s Report on Form 6-K filed with the SEC on November 27, 2020, should no longer be relied upon.

Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above-referenced periods should no longer be relied upon.

The non-reliance decision is a result of the on-going examination undertaken by the Audit Committee, with the assistance of a respected global law firm and an expert accounting consultancy firm, in response to the previously noted examination being conducted by the SEC into the Company’s financial statements. The Audit Committee’s non-reliance decision focuses primarily on revenue recognition and other financial reporting and disclosure issues. The Audit Committee is working towards a remediation plan to amend and restate its financial statements for the affected periods as soon as practicable and to remediate material weaknesses in its internal controls over financial reporting and the effectiveness of disclosure controls and procedures.

The Audit Committee has discussed the matters described above with Management and PricewaterhouseCoopers (Dubai Branch), Brooge Energy’s current independent registered public accounting firm. The Audit Committee has also discussed the matters described above with Ernst & Young, Brooge Energy’s former independent registered public accounting firm.

On August 17, 2022, Brooge Energy issued a press release regarding (i) the receipt of an expression of interest from its majority shareholder, BPGIC Holdings Limited, to acquire the outstanding shares of the Company that it does not own and take the Company private, and (ii) the above matters. The full text of the press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description of Exhibit
99.1	Press Release dated August 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: August 17, 2022	By:	The Audit Committee of the Board of Directors /s/ Tony Boutros
Name: Tony Boutros Title: Chairman of the Audit Committee

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